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                            November 15, 2022

       James W. Peters
       Chief Financial Officer
       Whirlpool Corporation
       2000 North M-63
       Benton Harbor, MI 49022-2692

                                                        Re: Whirlpool
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response Dated
November 1, 2022
                                                            File No. 001-03932

       Dear James W. Peters:

              We have reviewed your November 1, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 6, 2022 letter.

       Response Dated November 1, 2022

       Risk Factors, page 13

   1. Your response to comment one identifies a number of transition risks that are introduced by making changes to
your supply chain, manufacturing processes, and product offerings.
                                                        Please revise your
disclosure to describe these transition risks or tell us how you determined that such
disclosure is not required.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       28

   2. Your response to comment three describes two weather-related claim events, but does not fully quantify the
weather-related damages to your property or operations for the periods covered by the Form
10-K. Accordingly, we reissue this portion of our comment.
 James W. Peters
Whirlpool Corporation
November 15, 2022
Page 2

       Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at
(202) 551-3047
with any questions.



                                                          Sincerely,
FirstName LastNameJames W. Peters
                                                          Division of
Corporation Finance
Comapany NameWhirlpool Corporation
                                                          Office of
Manufacturing
November 15, 2022 Page 2
cc:       Ava Harter
FirstName LastName